UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C.

08030363

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARP Research & Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Quarry Lake Drive, Suite 140
(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Baker — (410) 764-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, William W. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GARP Research & Securities Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

My commission expires 9/5/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARP RESEARCH & SECURITIES COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2007

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2007

GARP RESEARCH & SECURITIES COMPANY

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 Of the Securities and Exchange Commission	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3	10
Independent Auditor's Report on Internal Control	11 – 12

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GARP Research & Securities Company

We have audited the accompanying statement of financial condition of GARP Research & Securities Company (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARP Research & Securities Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2008

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash at bank	$ 865,350
Commissions receivable	51,756
Subscriptions receivable	170,061
Prepaid expenses	101,781
Due from affiliate	41,255
Leasehold improvements, net	169,958
Total assets	$1,400,161
LIABILITIES	
Accounts payable and accrued expenses	$ 206,206
Deferred lease incentive	118,442
Deferred revenue	49,947
Lease termination liability	29,818
Total liabilities	404,413
STOCKHOLDER'S EQUITY	
Common stock – $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,139,900
Retained earnings (deficit)	(144,252)
Total stockholder's equity	995,748
Total liabilities and stockholder's equity	$1,400,161

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUE	
Commissions	$1,019,519
Subscription fees	1,211,177
Other	35,004
Interest	12,687
Total revenue	2,278,387
EXPENSES	
Clearing expenses	116,417
Payroll and related expenses	1,076,333
Employee benefits	120,664
Insurance	6,254
Professional fees	81,599
Dues and subscriptions	48,452
Travel	76,514
Lease termination	37,667
Rent	51,651
Communications	48,391
Regulatory fees and expenses	2,098
Interest expense	2,853
Other expenses	60,944
Total expenses	1,729,837
NET INCOME	$ 548,550

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	$ 100	$ 939,900	$(692,802)	$247,198
Net income for the year Ended December 31, 2007	0	0	548,550	548,550
Capital contributions	0	200,000	0	200,000
Balances at December 31, 2007	$ 100	$1,139,900	$(144,252)	$995,748

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

Balance at December 31, 2006	$ 0
Increase (decrease)	0
Balance at December 31, 2007	$ 0

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows provided by operating activities	
Net income	$ 548,550
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	9,169
Amortization of deferred lease incentive	(6,180)
Increase in commissions and subscriptions receivable	(139,581)
Increase in prepaid expenses	(53,515)
Increase in due from affiliate	(6,767)
Increase in accounts payable and accrued expenses	22,253
Increase in deferred revenue	49,947
Increase in lease termination liability	29,818
Net cash provided by operating activities	453,694
Cash flows used in investing activities	
Acquisition of leasehold improvements	(54,505)
Net cash used in investing activities	(54,505)
Cash flows provided by financing activities	
Capital contributions from stockholder	200,000
Net cash provided by financing activities	200,000
Net increase in cash	599,189
Cash at beginning of year	266,161
Cash at end of year	$ 865,350

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 2,853
Supplemental Schedule of Noncash Investing and Financing Activities	
Leasehold improvements acquired through tenant improvement allowance	$ 124,622

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1. ORGANIZATION

GARP Research & Securities Company (the "Company") was incorporated on December 11, 2002, under the laws of the state of Delaware and commenced operations on July 24, 2003. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company does not hold funds or securities for customers and does not carry accounts of or for customers, but places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Company operates under the (k)(2)(ii) exempt provision of SEC Rule 15c3-3.

In addition to its activities as a broker and dealer, the Company provides investment research to its customers for a subscription fee. These investment research services were provided in prior years by an affiliate of the Company.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Commission revenue and related clearing expenses are recognized on a trade date basis.

B. Income Taxes

The Company has filed a Subchapter S election for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder in his individual return. The Company prepares U.S. and state information tax returns, and reports to the stockholder the Company's income and expenses.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

C. Leasehold improvements and depreciation

Leasehold improvements are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of leasehold improvements is depreciated using the straight-line method over the lesser of the lease term (including renewal option) or their estimated useful lives. Accumulated depreciation at December 31, 2007 was $9,169. Depreciation expense for the year ended December 31, 2007 was $9,169.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Revenue recognition

Subscription fee revenue is recognized ratably over the course of the subscription period. The Company records deferred revenue for amounts paid for subscriptions relating to future periods.

Note 3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, with which it shares office facilities. Under the terms of this agreement, the Company was allocated 75% of certain expenses paid by the affiliate. Such expenses allocated from the affiliate totaled $19,222 and are included in travel and other expenses in the accompanying statement of income. In addition, the Company allocated 25% of certain expenses it paid to this same affiliate. Expenses allocated to the affiliate totaled $458,302, and consisted primarily of payroll and related expenses. As of December 31, 2007, there was a receivable of $41,255 from the affiliate for allocated expenses not yet reimbursed.

Note 4. AGREEMENT WITH CLEARING BROKER

The Company has entered into an agreement with a clearing broker which requires the maintenance of a minimum net capital of $50,000, and a ratio of aggregate indebtedness to net capital not to exceed 10 to 1. At December 31, 2007, the Company was in compliance with the terms of the agreement's net capital and ratio requirements.

Note 5. CREDIT RISK

The Company has cash and cash equivalents on deposit with one financial institution. In the event of the financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 6. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2007, the Company has net capital of $626,135, which is $607,071 in excess of its required net capital of $19,064. The Company's percentage of aggregate indebtedness to net capital is 46%.

Note 7. OPERATING LEASE COMMITMENTS

The Company has various operating lease agreements for its operations. The lease for the Company's Nebraska office space commenced on January 1, 2007 and expired December 31, 2007. The lease was renewed for an additional year through December 31, 2008. The monthly rent is $750.

Note 7. OPERATING LEASE COMMITMENTS (CONTINUED)

In March 2005, the Company became obligated under a noncancelable lease for its Towson, Maryland office space. Effective July 1, 2007, the Company terminated the lease and incurred lease termination expenses. These expenses primarily represent rent through the remainder of the lease term or until the space is leased to a new tenant, whichever is earlier. For the year ended December 31, 2007 lease termination expenses amounted to $37,667, which is net of $12,556 allocated to an affiliate (see Note 3). As of December 31, 2007, the lease termination liability was $29,818.

In January 2007, the Company entered into a non-cancelable operating lease for office space in Baltimore, Maryland. The commencement date of the lease term was July 1, 2007. The monthly base rent shall be increased by an amount equal to three percent annually beginning with the second year and each successive year thereafter during the term of the lease. The lease may be extended for one additional term of five years.

Under the terms of the Baltimore lease, the landlord provided a tenant improvement allowance of $25 per square foot. As a result, the landlord paid for $124,622 of leasehold improvements in 2007 on behalf of the Company. This amount has been included in leasehold improvements in the accompanying balance sheet, with a corresponding entry to a deferred lease incentive liability. The deferred lease incentive is being amortized as a reduction to rent expense over the lease term (including renewal option).

The minimum rental payments due under these operating leases are as follows:

2008	$147,226
2009	142,372
2010	146,646
2011	151,041
2012	89,950
	$677,235

Total rent expense on these leases was $51,651 for the year ended December 31, 2007. This amount is net of $19,277 allocated to an affiliate (see Note 3.).

Note 8. EMPLOYEE BENEFIT PLAN

The Company began contributing to a qualified 401(k) plan, effective January 10, 2005, covering all eligible employees, as defined in the plan document. The employees may make elective contributions of up to 15% of compensation and the Company will make matching contributions equal to 100% of the first 3% and 50% of the next 2% of the employee's elective deferrals. Contributions charged to expense were $40,084 for the year ended December 31, 2007.

Note 9. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

GARP RESEARCH & SECURITIES COMPANY

SUPPLEMENTARY INFORMATION

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Total stockholder's equity	$ 995,748
Add subordinated notes allowable in computation of net capital	0
Deduct items not allowable for net capital	
Non-allowable assets	(364,613)
Fidelity Bond	(5,000)
Net capital	$ 626,135
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 19,064
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 626,135
Minimum net capital requirement	19,064
Excess net capital	$ 607,071
Total aggregate indebtedness	$ 285,971
Percentage of aggregate indebtedness to net capital	46.00%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the GARP Research & Securities Company computation of net capital and required net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 23, 2008.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2007 is as follows:

Total liabilities	$ 404,413
Less deferred lease incentive liability	(118,442)
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements	0
Aggregate indebtedness	$ 285,971

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, GARP Research & Securities Company claims the k(2) (ii) exemptions in relation to Rule 15c3-3.

GARP RESEARCH & SECURITIES COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2007

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GARP Research & Securities Company

In planning and performing our audit of the financial statements of GARP Research & Securities Company (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2008.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2008

END